UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Duncan Moir
President
21Shares Dogecoin ETF
477 Madison Avenue, 6th Floor
New York, NY 10022

Re: 21Shares Dogecoin ETF
Amendment No. 2 to Registration Statement on Form S-1
Filed July 22, 2025
File No. 333-286456

Dear Duncan Moir:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 9, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1. Please disclose the price per share that will be paid by the Initial Seed Creation Investor for the Initial Seed Creation Baskets.

The Trust's Service Providers
The Service Provider, page 72

2. We note your disclosure that the Sponsor has entered into the Support Services Agreement with the Service Provider and pays the Service Provider out of the Sponsor Fee it receives from the Trust after reduction for operating expenses of the Trust. Please revise to provide greater details regarding the Service Provider Fee and how it is calculated. For example purposes only, clarify whether the Service Provider

receives the remainder of the Sponsor Fee after reduction for operating expenses of the Trust, or if the payment is a percentage or fixed amount of the Sponsor Fee. In addition, we note your response to comment 14 of our letter dated May 6, 2025 that you will file the Support Services Agreement with the Service Provider as an exhibit in a subsequent pre-effective amendment. Please confirm your understanding that the staff will need sufficient time to review this agreement, and we may have additional comments at that time.

3. We note your revised disclosure in response to prior comment 1 that the Service Provider will use reasonable best efforts to feature the Trust on distribution platforms with which it maintains relationships, "including those platforms on which ETPs sponsored by the Service Provider are distributed as of the date of the Support Services Agreement." Please tell us, with a view toward disclosure, the ETPs sponsored by the Service Provider and the platforms on which such ETPs are distributed as of the date of the Support Services Agreement. Please also disclose the platforms with which the Service Provider maintains relationships.

<u>Management; Voting by Shareholders, page 97</u>

4. Please revise to disclose whether any non-executive officers and directors of the Sponsor, including individuals associated with the Service Provider, will perform policy or decision-making functions for the Trust.

<u>United States Federal Income Tax Consequences, page 101</u>

5. We note that you have removed the tax opinion listed as Exhibit 8.1 from the exhibits index. Please file a tax opinion or tell us why the tax consequences of the Shares are not material to investors. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Please contact David Irving at 202-551-3321 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Allison Fumai